UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)*

GenMark Diagnostics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

372309104
(CUSIP Number)

June 20, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372309104

1.	Name of Reporting Person

Ronin Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power: 1,818,504

Number of
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each
Reporting
Person	7.	Sole Dispositive Power: 1,818,504
With

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,818,504

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

5.84%

12.	Type of Reporting Person (See Instructions)

BD

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CUSIP No. 372309104

Item 1(a).	Name of Issuer:

GenMark Diagnostics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

GenMark Diagnostics, Inc.

5964 La Place Court, Suite 100

Carlsbad, CA  92008-8829

Item 2(a).	Name of Person Filing:

Ronin Capital, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

Item 2(c).	Citizenship:

Ronin Capital, LLC is a Delaware LLC

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

372309104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☒	Broker or dealer registered under Section 15 of the Exchange Act.

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CUSIP No. 372309104

Item 4.                     Ownership

Ronin Capital, LLC is the record owner of 1,818,504 shares of common stock.

(a)	Amount beneficially owned:

(i)	Ronin Capital, LLC 1,818,504 shares

(b)	Percent of class:

(i)	Ronin Capital, LLC 5.84%

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 31,137,053 shares of Common Stock of the Issuer outstanding as of June 20, 2012, as reported on the Free Writing Prospectus filed by the Issuer with the Securities and Exchange Commission dated June 20, 2012.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(i) Ronin Capital, LLC 1,818,504

(ii)	Shared power to vote or to direct the vote:

(i) Ronin Capital, LLC 0

(iii)	Sole power to dispose or to direct the disposition of:

(i) Ronin Capital, LLC 1,818,504

(iv)	Shared power to dispose or to direct the disposition of:

(i) Ronin Capital, LLC 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

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Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 22, 2012	Ronin Capital, LLC

	By:	/s/ Agnes Burda
Name: Agnes Burda
Title: Compliance Officer

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